EXHIBIT 11
                                                                 ----------
                 FAIRFIELD COMMUNITIES, INC. AND SUBSIDIARIES
                      COMPUTATION OF EARNINGS PER SHARE

                                                    Primary
                                ----------------------------------------------
                                   Three Months Ended      Six Months Ended
                                        June 30,               June 30,
                                ---------------------- -----------------------
                                   1996        1995        1996        1995
                                   ----        ----        ----        ----
Weighted average shares:
  Shares outstanding            12,341,848  12,360,210  12,333,848  12,360,210
  Estimated increase in shares
   outstanding due to allowed
   claims exceeding $85
   million (1)                     702,313     709,489     702,313     709,489
  Less treasury stock           (2,395,295) (2,395,295) (2,395,295) (2,395,295)
  Net effect of dilutive
   warrants based on
   the treasury stock method       663,348     368,593     588,998     363,844
  Contingent issuance -
   Holders of FCI Notes (2)          -           -           -           -
                                ----------  ----------  ----------   ---------
Totaled weighted average shares
  outstanding                   11,312,214  11,042,997  11,229,864  11,038,248
                                ==========  ==========  ==========  ==========

Net earnings                    $4,939,000  $2,632,000  $6,832,000  $2,784,000
                                ==========  ==========  ==========  ==========
Earnings per share                   $0.44       $0.24       $0.61       $0.25
                                     =====       =====       =====       =====

                            Fully Diluted
      ------------------------------------------------------
          Three Months Ended          Six Months Ended
               June 30,                    June 30,
      ------------------------    --------------------------
         1996          1995          1996            1995
         ----          ----          ----            ----

      12,341,848    12,360,210    12,333,848      12,360,210



         702,313       709,489       702,313         709,489
      (2,395,295)   (2,395,295)   (2,395,295)     (2,395,295)


         721,982       368,742       721,982         373,678

         588,235       588,235       588,235         588,235
      ----------    ----------    ----------      ----------
      11,959,083    11,631,381    11,951,083      11,636,317
      ==========    ==========    ==========      ==========

      $4,939,000    $2,632,000    $6,832,000      $2,784,000
      ==========    ==========    ==========      ==========
           $0.41         $0.23         $0.57           $0.24
           =====         =====         =====           =====

    (1) In accordance with the terms of the plans of reorganization, the number of shares to be issued to unsecured claim holders will increase if the amount of the allowed unsecured claims exceeds $85 million. The number of shares issued will be increased to a number equal to 10,000,000 multiplied by the quotient of the total amount of the allowed unsecured claims divided by $85 million. For purposes of the earnings per share computations, the estimated amount of allowed claims, exclusive of the contingent issuance for the holders of the FCI Notes, totaled $111 million at June 30, 1996.

   (2) In accordance with the terms of the plans of reorganization, Fairfield has reserved, but not issued, 588,235 shares of Common Stock for the benefit of the holders of the FCI Notes in the event the proceeds from the sale of the collateral securing the FCI Notes, or the value of any such collateral not sold, is insufficient to repay the FCI Notes.